EXHIBIT 4.2

STATE BANCORP, INC.

AMENDMENT NO. 1 (EFFECTIVE JANUARY 27, 2009) TO THE

AMENDED AND RESTATED

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN NO. 2

WHEREAS, State Bancorp, Inc. (the “Company”) adopted the Dividend Reinvestment and Stock Purchase Plan on May 23, 2000 and amended and restated such plan on July 29, 2008 (the “Plan”);

WHEREAS, Section 15 of the Plan provides that the Company shall have complete authority to, among other things, amend the Plan;

WHEREAS, the Company wishes to amend the Plan to increase the amount of registered shares of common stock, par value $5.00 per share, of the Company and to modify the purchase price of shares purchased under the Plan.

NOW, THEREFORE, the Plan shall be amended as follows:

Section 8.01 of the Plan shall be amended as follows:

The Company has set aside 3,000,000 shares of Common Stock to be available for purchase under the Plan, subject to adjustment as provided in Section 16 hereof.

Section 8.02(b) of the Plan shall be amended in its entirety to read as follows:

The purchase price to each Participant of Common Stock purchased from the Company shall not be less than the greater of (i) eighty-five percent (85%) of the Fair Market Value of the Common Stock on the last business day of the calendar quarter immediately preceding the Investment Date involved or (ii) the par value of the Common Stock.  The purchase price per share allocated to each Participant of Common Stock purchased on the open market shall normally be the weighted average purchase price of all Common Stock so purchased under the Plan each quarter.

In Witness Whereof, this Amendment has been executed by the undersigned officer of State Bancorp, Inc. pursuant to authority given by the Board of Directors.

State Bancorp, Inc.

By:       /s/ Patricia M. Schaubeck
Name:  Patricia M. Schaubeck
Title:    General Counsel